Exhibit 3.1
CERTIFICATE OF AMENDMENT
OF
SIXTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
OCUGEN, INC.
(Pursuant to Section 242 of the
General Corporation Law of the State of Delaware)
Ocugen, Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:
1. The name of the Corporation is Ocugen, Inc.
2. That a resolution was duly adopted by the Board of Directors of the Corporation pursuant to Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”) setting forth an amendment to the Sixth Amended and Restated Certificate of Incorporation and declaring said amendment to be advisable. The requisite stockholders of the Corporation have duly approved the proposed amendment in accordance with Section 242 of the DGCL. The amendment amends the Sixth Amended and Restated Certificate of Incorporation as follows:
3. The Sixth Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by amended by amending and restating Article IV, Paragraph A in its entirety as follows:
“A. The total number of shares of all classes of stock which the Corporation shall have authority to issue is three hundred five million (305,000,000), consisting of two hundred ninety-five million (295,000,000) shares of Common Stock, par value $0.01 per share (the “Common Stock”), and ten million (10,000,000) shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock”).”
4. This Certificate of Amendment shall become effective on April 15, 2021 at 12:01 a.m. Eastern Time.
5. Except as set forth in this Certificate of Amendment, the Sixth Amended and Restated Certificate of Incorporation, as amended, remains in full force and effect.
IN WITNESS WHEREOF, Ocugen, Inc. has caused this Certificate to be executed by its duly authorized officer on this 14th day of April, 2021.

OCUGEN, INC.

By:	/s/ Shankar Musunuri
Name: Shankar Musunuri
Title: Chief Executive Officer and Chairman